

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

<u>Via U.S. mail</u>
Mr. Li Jiantao, President, CEO and CFO
Annec Green Refractories Corporation
No. 5 West Section, Xidajie Street, Xinmi City
Henan Province, PRC 452370

> **Re: Annec Green Refractories Corporation**
> **Form 8-K Item 4.01**
> **Filed October 16, 2013**
> **File No. 0-54117**

Dear Mr. Li:

We issued comments to you on November 4, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 30, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3743 or Terence O'Brien, Branch Chief, at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant